SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14 (a) of the Securities Exchange Act of 1934
(Amendment No.   )

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DENMARK BANCSHARES, INC.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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March 30, 2005

To our shareholders:

It is our pleasure to invite you to attend the Annual Meeting of Shareholders of Denmark Bancshares, Inc. Our meeting will be at 2:00 p.m. on Tuesday, April 26, 2005, at Eddie Whipp's Supper Club, 5073 Highway 29, Green Bay, Wisconsin.

The attached Notice of Annual Meeting and Proxy Statement describes the business matters to be acted upon at the meeting.

Information concerning our results of operations and financial condition is contained in the enclosed Annual Report.

Please complete, sign and return the enclosed proxy card whether or not you expect to attend the meeting. This will not prevent you from voting in person at the meeting if you prefer. The Board of Directors encourages you to attend the meeting and return your proxy card.

Sincerely,

Darrell R. Lemmens
Chairman of the Board and President

DENMARK BANCSHARES, INC.
103 E. MAIN ST.
P.O. BOX 130
DENMARK, WI 54208

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 26, 2005

The Annual Meeting of Shareholders of Denmark Bancshares, Inc. will be held at Eddie Whipp's Supper Club, 5073 Highway 29, Green Bay, Wisconsin, on Tuesday, April 26, 2005, at 2:00 p.m.

The purpose of the Meeting is to consider and vote on:

1. The election of three directors as named in the attached Proxy Statement.

2. The ratification of the appointment of Wipfli LLP as independent auditors for Denmark Bancshares, Inc. for the year ending December 31, 2005.

3. Such other business as may properly come before the meeting or any adjournment thereof. The Board of Directors is not aware of any other business to come before the meeting.

Shareholders of record at the close of business on March 1, 2005, are entitled to notice and to vote at the Annual Meeting and any adjournments thereof.

You are urged to complete, date, sign and promptly return the enclosed proxy card, so that the presence of a quorum will be assured. Return of the proxy card does not affect your right to vote in person at the Annual Meeting.

BY ORDER OF THE BOARD OF DIRECTORS



Darrell R. Lemmens
Chairman of the Board and President

March 30, 2005

PROXY STATEMENT

DENMARK BANCSHARES, INC.
103 E. MAIN ST.
P.O. BOX 130
DENMARK, WI 54208

ANNUAL MEETING OF SHAREHOLDERS
April 26, 2005

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Denmark Bancshares, Inc., hereinafter referred to as "DBI", to be voted at the Annual Meeting of Shareholders on Tuesday, April 26, 2005, at 2:00 p.m., at Eddie Whipp's Supper Club, 5073 Highway 29, Green Bay, Wisconsin, and all adjournments thereof. The solicitation of proxies begins on or about March 30, 2005.

REVOCABILITY OF PROXIES

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it any time before it is exercised by giving notice thereof to DBI in writing or in person at the Annual Meeting.

Proxies that are properly executed, duly returned to DBI and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted in favor of the proposals set forth in this Proxy Statement for consideration at the Annual Meeting and on such other business or matters that may properly come before the meeting in accordance with the best judgment of the persons named as proxies.

VOTING SECURITIES AND SECURITY OWNERSHIP
OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Shareholders of record of DBI's common stock as of the close of business on March 1, 2005, will be entitled to one vote for each share of common stock then held. As of March 1, 2005, DBI had 120,797 shares of common stock issued and outstanding.

Management knows of no person who was the beneficial owner of more than 5% of the outstanding shares of common stock of DBI as of March 1, 2005.

The following table sets forth, as of March 1, 2005, information concerning beneficial ownership of common stock of DBI by each director and nominee for directorship, by each executive officer named in the Summary Compensation Table and by all directors and executive officers as a group.

Name of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class
Terese M. Deprey(2)	3,266	2.7%
Thomas N. Hartman(3)	300	*
Dennis J. Heim(4)	658	*
Michael L. Heim(5)	250	*
Darrell R. Lemmens	2,670	2.2%
Mark E. Looker	3,024	2.5%
John P. Olsen(6)	786	*
Edward Q. Opichka, DDS	748	*
Allen M. Peters(7)	10	*
Norman F. Tauber(8)	1,045	*
Thomas F. Wall(9)	2,190	1.8%
Glenn J. Whipp(10)	205	*
All directors and executive officers as a group (17 persons)(11)	16,232	13.4%

* Less than 1% of shares outstanding.

(1) Unless otherwise indicated, the beneficial owners exercise sole voting and investment powers.
(2) Includes 148 shares for which voting and investment powers are shared.
(3) Includes 300 shares for which voting and investment powers are shared.
(4) Includes 586 shares for which voting and investment powers are shared.
(5) Includes 83 shares for which voting and investment powers are shared.
(6) Includes 12 shares for which voting and investment powers are shared.
(7) Includes 10 shares for which voting and investment powers are shared.
(8) Includes 224 shares for which voting and investment powers are shared.
(9) Includes 2,190 shares for which voting and investment powers are shared.
(10) Includes 5 shares for which voting and investment powers are shared.
(11) Includes 4,492 shares for which voting and investment powers are shared.

PROPOSAL I

ELECTION OF DIRECTORS

Pursuant to Amended Article VII of the Articles of Incorporation of DBI, the Board of Directors is divided into three classes as nearly equal in number as possible. The term of the office of only one class of directors expires in each year and their successors are elected for terms of three years. The classes are designated as Class I, Class II and Class III. Messrs. Lemmens and Hartman, both present members, and Mr. Michael L. Heim are nominated as Class III directors. Class III directors will serve for a term of three years to expire in April 2008.

The three nominees have consented to serve, if elected. Unless the shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the Board's nominees. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as a director if elected. However, in the event that any of the nominees should be unable or unwilling to serve, the shares represented by the proxies received will be voted for any other nominees selected by the Board.

The following table sets forth certain information with respect to the Board of Directors' nominees for election as directors and those directors continuing in office. Hereinafter, DBI's subsidiaries are referred to as follows: Denmark State Bank as "DSB", Denmark Agricultural Credit Corp. as "DACC" and McDonald-Zeamer Insurance Agency, Inc. as "McDonald".

BOARD NOMINEES

NOMINESS FOR CLASS III DIRECTORS WITH TERM EXPIRING 2008

Thomas N. Hartman

Thomas N. Hartman, age 52, has served as a director of DBI since 2002 and as a director of DSB since 1995. Mr. Hartman is the owner of Hartman's Towne and Country Greenhouse, a retail garden center, since 1985.

Michael L. Heim

Michael L. Heim, age 46, is the president of Heim Trucking Company, a west coast trucking company, since 1993. He has been employed with the company since 1982. Mr. Heim is the brother of Dennis J. Heim, Vice President and Treasurer of DBI.

Darrell R. Lemmens

Darrell R. Lemmens, age 61, has served as a director and as Chairman of the Board and President of DBI since 1983. Mr. Lemmens has been a director of DSB since 1980 and President since 1981 and has been a director of DACC and McDonald since 1985. Mr. Lemmens is the brother of Roger L. Lemmens, Vice President of DSB.

DIRECTORS CONTINUING IN OFFICE

CLASS I DIRECTORS WITH TERM EXPIRING 2006

Edward Q. Opichka, DDS

Edward Q. Opichka, DDS, age 69, has served as a director of DBI since 2000 and as a director of DSB since 1994. Prior to his retirement in 1999, Dr. Opichka owned and operated a private dental practice since 1962.

Thomas F. Wall

Thomas F. Wall, age 64, has served as a director of DBI since 1988 and as a director of DSB since 1986. Prior to his retirement in 2000, Mr. Wall was the Sales Account Manager of Natural Beauty Growers, formerly known as Greiling Farms, Inc., a wholesale greenhouse company, since 1973.

CLASS II DIRECTORS WITH TERM EXPIRING 2007

Terese M. Deprey

Terese M. Deprey, age 41, has served as a director of DBI since 1994 and Secretary since 1996. Mrs. Deprey has been a Vice President of DSB since 1996 and has held other positions with DSB since 1983.

Mark E. Looker

Mark E. Looker, age 56, has served as a director and as Vice President of DBI since 1983. Mr. Looker has been an Assistant Vice President of DSB since 1996 and has held other positions with DSB since 1981.

Allen M. Peters

Allen M. Peters, age 68, has served as a director of DBI since 2004 and as a director of DSB since 1999. Mr. Peters, prior to his retirement in 1998, was a member of the Reedsville High School faculty since 1963 and athletic director for over 30 years.

The three persons properly nominated who receive the greatest number of votes cast at the meeting will be elected Class III directors. **THE BOARD RECOMMENDS THE NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE FOR ALL NOMINEES.**

COMMITTEES, MEETINGS AND COMPENSATION OF DIRECTORS

The Board of Directors held five meetings during 2004. No director attended fewer than 75 percent of the total meetings of the Board of Directors and committee meetings on which such director served. Directors of DBI were paid $525 for one of the Board of Directors' meetings attended in 2004 and $550 for the other four Board of Directors' meetings.

DBI does not have standing nominating or compensation committees. However, DSB's Board of Directors has a Compensation Committee. The Compensation Committee met twice during 2004 to review and approve compensation paid to all employees of DBI. The Committee reports semi-annually to the full Board of Directors of DSB. Members of the Committee included Messrs. Hartman, Lemmens, Opichka, Peters, Tauber and Wall. Members were paid $550 for each meeting attended.

DBI has an Audit Committee whose functions and activities during fiscal 2004 are described below under the heading *Audit Committee Report*. The Audit Committee operates under a written charter adopted by the Board Of Directors. The audit committee members are: Messrs. Hartman, Opichka, Peters, Tauber and Wall. During 2004 the Audit Committee met three times and each member was paid $550 for two of the meetings attended. No fee was paid for one of the meetings.

The Board of Directors has determined that each member of the Audit Committee is an independent director as defined in Rule 4200 (a)(15) of the National Association of Securities Dealers' ("NASD") listing standards and more stringent Securities and Exchange Commission ("SEC") rules. Based on its review of the criteria of an audit committee financial expert, under the rule adopted by the SEC, the Board of Directors has determined that DBI does not have an audit committee financial expert serving on its audit committee. The Audit Committee has no financial expert because none of the current Board of Directors qualifies as a financial expert. At this time the Board of Directors does not believe that it is necessary to actively search for a board nominee that would qualify as an audit committee financial expert but will consider the financial expertise of future board nominees. The Committee has the authority to engage legal counsel, consultants or other experts as it deems appropriate to fulfill its responsibilities.

NOMINATING PROCESS AND SHAREHOLDER COMMUNICATIONS

The entire Board of Directors performs the functions of a nominating committee. DBI does not have a nominating committee charter. The Board of Directors believes it does not need a separate nominating committee because a majority of the directors are independent and that shareholders are best served by having all directors participate in the selection of board nominees. DBI does not have a formal policy respecting consideration of director nominees recommended by shareholders, however, shareholder recommendations for director nominees are welcomed and included in the list of potential nominees discussed and voted on by the Board of Directors. DBI does not have any specific minimum qualifications that must be met by a nominee and does not distinguish between nominees recommended by board members or by shareholders. Michael L. Heim was recommended as a nominee by a current board member.

DBI does not have a formal policy regarding shareholder communications with the Board of Directors. Any shareholder who desires to communicate directly with the Board of Directors may address correspondence to the entire Board of Directors, or to any individual member, to Denmark Bancshares, Inc., P.O. Box 130, Denmark, Wisconsin 54208-0130. All correspondence received in this manner will be promptly forwarded to the specified addressee.

In lieu of writing the board members, a shareholder may communicate directly with a member at DBI's annual meeting. DBI does not have a formal policy regarding attendance by members of the Board of Directors at the annual meeting of shareholders but DBI encourages its directors to attend. In 2004, all eight DBI directors attended the annual meeting of shareholders.

CODE OF ETHICS

DBI has adopted a Code of Ethics and Business Conduct that applies to all directors, officers and employees, including DBI's principal executive officer and principal accounting officer. The Code of Ethics and Business Conduct may be found on the About Us page of our website at www.denmarkstate.com.

AUDIT COMMITTEE REPORT

The Audit Committee serves as an independent and objective party to monitor DBI's financial reporting process and internal control system. The Committee also reviews and appraises the audit efforts of DBI's independent accountants and provides an open avenue of communication among the independent accountants, senior management and the Board of Directors.

The Audit Committee has met with the internal and independent auditors, with and without management present, to review and discuss the annual financial statements, the results of their examinations, significant accounting issues, their evaluations of our internal controls and the overall quality of our financial reporting. Management represented to the Committee that DBI's financial statements were prepared in accordance with generally accepted accounting principles.

The Committee discussed with the independent auditors, Wipfli LLP, matters required to be discussed by Statement on Auditing Standards (SAS) No. 61, as amended by SAS No. 90 (Communication with Audit Committees) relating to the conduct of the audit. Discussions included the overall scope and plans for the audit, the adequacy of DBI's internal controls, and the overall quality of DBI's financial reporting.

The Committee received written disclosures and the letter from Wipfli LLP required by Independence Standards No. 1 (Independence Discussions with Audit Committees). The Committee discussed with Wipfli LLP matters relating to its independence.

On the basis of these reviews and discussions, the Committee recommended to the Board of Directors that the Board approve the inclusion of DBI's audited financial statements in DBI's Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

Audit Committee Members:

Thomas N. Hartman	Edward Q. Opichka, DDS	Allen M. Peters
Norman F. Tauber	Thomas F. Wall	

EXECUTIVE COMPENSATION

The following table lists information on compensation received for services by the Chief Executive Officer and the other three most highly compensated executive officers of DBI during the year ended December 31, 2004. No other executive officers of DBI had total annual salary and bonuses in excess of $100,000 during the year ended December 31, 2004.

				Summary Compensation Table Annual Compensation	
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	All Other Compensation (2)
Darrell R. Lemmens	2004	$211,542	$34,000	$24,595	$25,184
Chairman of the Board of DBI,	2003	181,542	33,000	24,670	24,520
DSB, DACC and McDonald,	2002	166,544	31,000	22,660	24,260
President of DBI and DSB					
Dennis J. Heim	2004	$126,540	$14,500	$10,975	$16,230
Sr. Vice President of DSB	2003	112,980	14,250	13,300	14,332
Vice President of DBI	2002	100,244	14,000	9,460	12,598
John P. Olsen	2004	$117,930	$13,250	$5,675	$14,849
Sr. Vice President of DSB	2003	105,294	13,000	5,580	13,081
President of DACC	2002	97,474	12,750	4,500	12,035
Glenn J. Whipp	2004	$85,056	$17,900	$11,650	$10,898
Vice President of DSB	2003	81,006	17,800	11,825	10,353
	2002	77,148	17,700	10,960	9,883

(1) Consists of directors' and committee fees paid by DBI and its subsidiaries.
(2) Consists of contributions to DSB's Master Money Purchase Trust Plan and 401(k) Profit Sharing & Retirement Savings Plan.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors of DSB is responsible for determining the annual salary and bonus of the Chief Executive Officer and approving the annual salary and bonus paid to all other personnel, including the executive officers. The Compensation Committee believes that the compensation for executive officers should be at a market level in order to attract and retain qualified individuals. As a result of this practice, DBI has experienced low turnover among its executive officers.

Individual executive compensation is reviewed on an annual basis. In approving the executive officers' salaries and bonuses and determining the salary and bonus of the Chief Executive Officer, the Committee compares the base salaries and bonuses paid or proposed to be paid by DBI with ranges of salaries and bonuses paid by commercial banks of similar size relative to DBI. The Committee utilized the Wisconsin Bankers Association Salary Survey for comparison purposes when approving and determining the 2004 annual salaries and bonuses. For 2004 the comparable peer group of commercial banks included those with assets between $250 and $500 million in assets. Base salaries and bonuses for 2004 were generally set at about the 75th percentile of the comparative survey data.

In approving annual bonuses of the executive officers and determining the annual bonus of the Chief Executive Officer, the Committee compares the operating results and performance ratios of DSB to operating results and performance ratios of commercial banks of similar asset size relative to DSB. The Committee used the Uniform Bank Performance Report for comparison purposes when approving and determining the 2004 bonuses. The peer group used for comparison purposes consisted of commercial banks having total assets between $300 million and $1 billion.

The Committee relies on recommendations from Mr. Lemmens, DBI's Chief Executive Officer, concerning salary adjustments and annual bonuses for the executive officers (other than his own). The recommendations are based on the comparable survey results, the level of responsibility of each officer, the expertise and skills offered by each officer and the officer's individual job performance. The Compensation Committee reviewed the recommendations made by Mr. Lemmens and then made final decisions on the base salaries and annual bonuses to be paid by DBI. Based on similar criteria, the Compensation Committee, excluding Mr. Lemmens, determined the annual salary and bonus paid to the Chief Executive Officer.

DBI's policy with respect to other employee benefit plans is to provide competitive benefits to DBI's employees to encourage their continued service with DBI and to attract new employees when needed.

Compensation Committee Members:

Thomas N. Hartman	Darrell R. Lemmens	Edward Q. Opichka, DDS
Allen M. Peters	Norman F. Tauber	Thomas F. Wall

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The current members of the Compensation Committee are identified above. Mr. Lemmens, DBI's Chief Executive Officer and member of the Committee, made recommendations for salaries and bonuses (other than his own) of the executive officers. Mr. Lemmens and Mr. Wall, both members of the Compensation Committee, have members of their immediate family employed by DSB. Mr. Lemmens and Mr. Wall would be involved in the recommendation and approval for salaries and bonuses of their family members. Mr. Lemmens, Dr. Opichka and Mr. Wall had loans outstanding from DSB during 2004. See "Certain Relationships and Related Transactions" for further information.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

From time to time DBI has made loans to executive officers and directors of DBI, their family members and related entities. Such loans were made in the ordinary course of business, were made substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. It is expected that similar transactions will occur in the future.

Roger L. Lemmens, brother of Darrell R. Lemmens, who is a Vice President of DSB, received aggregate compensation for his services during 2004 of $121,531. Bryan R. Lemmens, the son of Darrell R. Lemmens, serves as an Assistant Vice President of DSB. Bryan R. Lemmens received aggregate compensation for his services during 2004 of $66,286. Children of Thomas F. Wall, Francis J. Wall and Christina M. Bienapfl, serve as an Assistant Vice President and Administrative Assistant, respectively of DSB. They received aggregate compensation for their services during 2004 of $76,785 and $60,617, respectively. Aggregate compensation includes salary, bonus, health insurance benefits, contributions to a 401(k) profit sharing and retirement savings plan and in some cases director or committee fees.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires that DBI's executive officers, directors and more than 10% shareholders file with the Securities and Exchange Commission reports on prescribed forms of their ownership and changes in ownership of DBI stock and furnish copies of such forms to DBI. Upon becoming a director of DBI on April 27, 2004, Mr. Allen M. Peters, failed to file timely a report reflecting his ownership in DBI Stock.

STOCK PERFORMANCE GRAPH

The following line graph shows a comparison of the yearly percentage change in the cumulative total shareholder return on Denmark Bancshares, Inc. Common Stock with the cumulative total returns of the Nasdaq Bank Composite Index and the Nasdaq Composite Stock Market Index. Cumulative total shareholder return includes the change in year-end stock price and assumes reinvestment of dividends. The graph assumes $100 was invested in Denmark Bancshares, Inc. Common Stock and for each index on December 31, 1999. The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. The price of DBI Common Stock used to determine the cumulative total shareholder return was based on repurchases of Common Stock by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to DBI may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase. The applicable percentage was 200% of book value until March 28, 2000, 205% of book value until March 27, 2001 and 210% of book value thereafter.



Stock/Index	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
Denmark Bancshares	$100	$109	$112	$125	$152	$161
Nasdaq Bank Composite	$100	$114	$124	$127	$163	$186
Nasdaq Stock Composite	$100	$61	$48	$33	$50	$54

PROPOSAL II

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

On November 1, 2003, Williams Young, LLC, the independent public accountants of DBI, merged into Wipfli LLP. Effective November 1, 2003, Wipfli LLP became DBI's independent public accountants. The Audit Committee of DBI's Board of Directors formally approved this change on November 12, 2003.

The audit report of Williams Young, LLC on the consolidated financial statements as of and for the year ended December 31, 2002, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During DBI's fiscal year ended December 31, 2002, and for the interim periods following December 31, 2002, there were no disagreements with Williams Young, LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which disagreements, if not resolved to their satisfaction would have caused them to make reference to the matter of the disagreement.

During the fiscal year ended December 31, 2002 and the interim periods following December 31, 2002, DBI did not consult with Wipfli LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on DBI's financial statements, and neither a written report or oral advice was provided to DBI that Wipfli LLP concluded was an important factor considered by DBI in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter which was the subject of a disagreement or a reportable event.

Wipfli LLP agrees with the above statements and has signed a change of accountants letter included as Exhibit 16 in DBI's Form 10-K as of December 31, 2004.

The following table sets forth the fees paid by DBI to Williams Young, LLC and Wipfli LLP for professional services during 2003 and 2004:

	2003	2004
Audit Fees (1)	$71,405	$107,270
Audit-Related Fees (2)	3,000	3,500
Tax Fees (3)	6,665	8,065
All Other Fees	0	0
Total Fees	$81,070	$118,835

(1) Audit fees include fees for the audit of the annual financial statements, reviews of the quarterly unaudited financial statements included in DBI's Form 10-Q and consents for DBI's Form S-2 and 8-K filings. The increase in 2004 was primarily the result of additional fees associated with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.
(2) Audit-related fees include a collateral verification report required by the Federal Home Loan Bank of Chicago in connection with secured borrowings during 2003 and 2004.
(3) Tax fees were for services rendered for preparation of tax returns and consultations with DBI on various tax matters.

The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent public accountants along with an estimate of fees to be paid for those services in order to assure that the fees paid for non-audit services do not impair the auditor's independence. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and each pre-approval is detailed as to the particular service or category of services. The Audit Committee annually reviews the services provided by the independent public accountants and the fees paid for the services performed.

Subject to ratification by shareholders at the Annual Meeting, DBI has selected Wipfli LLP to audit DBI's financial statements for the year ending December 31, 2005. No representatives of Wipfli LLP are expected to attend the Annual Meeting. **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF WIPFLI LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR THE YEAR ENDING DECEMBER 31, 2005.**

OTHER MATTERS

As of March 30, 2005, the Board of Directors is not aware of any business to be presented for action at the Annual Meeting other than those matters described in this Proxy Statement. However, if any other matters should properly come before the Annual Meeting, the executed and returned proxies will be voted by the persons named as proxies with their best judgment.

SHAREHOLDER PROPOSALS

Any shareholder proposals intended to be included with the proxy materials for next year's Annual Meeting must be submitted in writing. Any such proposal must be received at DBI's corporate office at 103 E. Main St., P.O. Box 130, Denmark, Wisconsin 54208-0130 no later than December 1, 2005, and must comply with the proxy rules of the Securities and Exchange Commission. Additionally, if DBI receives notice of a shareholder proposal after February 13, 2006, the persons named in proxies solicited by the Board of Directors of DBI for its 2005 Annual Meeting of Shareholders may exercise discretionary voting power with respect to such proposal.

FINANCIAL INFORMATION

DBI's Annual Report to Shareholders, for the year ended December 31, 2004, accompanies this Proxy Statement, but does not constitute a part of it.

BY ORDER OF THE BOARD OF DIRECTORS

Darrell R. Lemmens
Chairman of the Board and President

March 30, 2005

FORM 10-K

A copy of DBI's annual report on Form 10-K as filed with the Securities and Exchange Commission is available without charge to shareholders of record on March 1, 2005. To obtain a copy of Form 10-K send your written request to Darrell R. Lemmens, Chairman of the Board and President, Denmark Bancshares, Inc., 103 East Main St., P.O. Box 130, Denmark, Wisconsin 54208-0130.

DENMARK BANCSHARES, INC. PROXY CARD

Annual meeting of shareholders on April 26, 2005

The undersigned holder of Common Stock of Denmark Bancshares, Inc. ("DBI") hereby appoints Thomas N. Hartman, Darrell R. Lemmens, and Edward Q. Opichka, DDS, or any of them individually, with full power of substitution, to act as proxy for and to vote all shares of Common Stock of DBI of the undersigned at the Annual Meeting of Shareholders, to be held at Eddie Whipp's Supper Club, 5073 Highway 29, Green Bay, Wisconsin, on April 26, 2005, or any adjournment thereof:

1. The election as directors of all nominees listed below   • FOR   • VOTE WITHHELD
   (except as marked to the contrary below)

CLASS II: Thomas N. Hartman, Michael L. Heim and Darrell R. Lemmens

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the line below.)

_____

2. The ratification of the appointment of Wipfli LLP as independent public accountants for DBI for the year ending December 31, 2005.

• FOR   • AGAINST   • ABSTAIN

The Board of Directors recommends a vote "FOR" each of the listed proposals.

This Proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted "FOR" each of the proposals listed. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF DBI FOR THE ANNUAL MEETING OF SHAREHOLDERS ON APRIL 26, 2005. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE FOR ALL NOMINEES. THE BOARD ALSO RECOMMENDS A VOTE "FOR" RATIFICATION OF WIPFLI LLP AS ACCOUNTANTS FOR THE COMING YEAR.

Dated _____, 2005.   I plan to attend the Annual Meeting.   • Yes   • No

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Print name of shareholder   Print name of shareholder

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Signature of shareholder   Signature of shareholder

When shares are held by joint tenants, both should sign. When signing as attorney, or as personal representative, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by the President or other authorized officer.

PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE PAID ENVELOPE.